Powering Multifamily EV Charging as Scale

Regulation Crowdfunding Form C

Offering Statement

Issuer: Moon Five Technologies Inc.

Target Offering Amount: $110,000

Maximum Offering Amount: $124,000

Interest Rate per Year: 9.60%

Maturity Date: 36 months (subject to maturity provisions below)

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Payment Reserve Control Agreement, and any Security/Pledge Agreement attached as exhibits, which govern these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Moon Five Technologies Inc. (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Term Sheet, and the Promissory Note are attached as exhibits, may be updated from time to time, and are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage.

Attestations

Requirements for Filing Form C

Moon Five Technologies Inc., a C-Corp (the "Company", "Issuer") organized on June 12, 2023 (the "Company") with its principal place of business at 1360 5th St., Berkeley, California, 94710, United States and its website address www.moonfive.tech has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Moon Five Technologies Inc.

Stephan Ng

By: _____
Name: Stephan Ng
Title: CEO
Date: April 23, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in Moon Five Technologies Inc. ("Moon Five Technologies Inc.").

About Moon Five Technologies Inc.

Moon Five installs an integrated electric vehicle charging and energy management system designed to enable EV charging access in multi-family and similar residential environments with minimal or no upfront cost to property owners or tenants.

For tenants, the service operates on a subscription basis, typically consisting of a monthly service fee in addition to usage-based electricity charges. The platform is designed to support additional service offerings over time as the underlying infrastructure and software capabilities expand.

For property owners, the model is structured to minimize upfront capital requirements and may include optional revenue-sharing arrangements under long-term agreements. Upon expiration of the applicable agreement term, ownership of the installed infrastructure may transfer to the property owner, subject to the terms of the underlying contract.

Moon Five's platform is designed to integrate with utility programs and distributed energy resources and may generate revenue through a combination of recurring service fees and participation in utility or market-based programs, including demand response, capacity programs, and other grid-related services where available. The system is also intended to support energy optimization and load management functionality at the building level.

The Issuer's business model relies on continued deployment of its technology platform, execution of customer agreements, and participation in applicable energy and utility markets. There can be no assurance that anticipated revenue streams or program participation will be achieved.

About the Offering

This Offering represents one of a series of financings intended to provide working capital to support the installation and deployment of EV charging infrastructure by the Issuer. The Issuer expects to utilize proceeds to fund eligible project costs in advance of reimbursement and revenue realization.

In 2025, Moon Five was awarded a $3.4 million grant from the California Energy Commission under the REACH 3.0 program to support the deployment of EV charging infrastructure, including installations targeted toward underserved and disadvantaged communities. The Issuer expects that certain project costs funded with Offering proceeds may qualify for reimbursement under this program, subject to compliance with program requirements, documentation, and approval by the granting authority.

The Issuer's ability to repay the Notes is expected to be supported by a combination of operating revenues and program-related payments, including recurring service fees and, where applicable, grant reimbursements and utility or market-based revenues. Such revenues may form part of the overall economic support for the Issuer's operations and repayment obligations; however, no assurance can be given that any specific revenue source will be sufficient or available for repayment.

The Offering

Purpose of the Offering

Moon Five Technologies Inc.'s Offering is intended to raise working capital to support the Issuer's ongoing operations and the installation and deployment of EV charging infrastructure. Proceeds of this Offering are expected to be used to fund eligible project costs, operating expenses, and related expenditures incurred in advance of revenue generation or reimbursement, including under applicable grant programs. This Offering is part of a broader financing strategy under which the Issuer may conduct multiple offerings over time to support continued deployment activities.

Use of Proceeds

The Issuer is seeking to raise $110,000 (the "Target Offering Amount") to $124,000 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$98,410	$111,164
Origination Fee (5%)	$5,500	$6,200
Servicing Fee (0.5% annually)*	$1,650	$1,860
Other Fees **	$1,800	$1,800
Payment Reserve	$2,640	$2,976
Total Offering Proceeds	**$110,000**	**$124,000**

* Servicing Fee is calculated on the principal amount of the Offering, withheld from gross proceeds at closing, maintained in the Payment Reserve Account or similar custodial structure, and paid annually as earned in accordance with the Offering Documents.

** Other Fees include escrow facilitation, filing/EDGAR preparation, platform setup, and related third-party costs. All third-party fees and expenses incurred in connection with the Offering are payable from gross proceeds at closing or otherwise by the Issuer if incurred prior to closing.

Use of Net Proceeds: Projects and Operations

Net proceeds from the Note will be used to provide working capital to support the Issuer's operations and the installation and deployment of EV charging infrastructure, consistent with the Issuer's business model and as described in this Form C.

Proceeds are expected to fund eligible costs incurred in advance of revenue generation or reimbursement, including under applicable grant programs, and may be used across multiple deployment cycles as part of the Issuer's ongoing financing strategy.

Primary permitted uses include:

- Program origination and deployment. Costs associated with customer acquisition, channel partnerships, installation coordination, and program enrollment directly linked to the Issuer's EV charging deployment activities.
- Operating expenses. Salaries and benefits for personnel, technology development and maintenance, rent, and other operating expenses reasonably necessary to support the Issuer's business and program execution.
- Portfolio support. Funding of receivables, advances, or acquisition of assets that contribute to the Issuer's revenue-generating operations.
- Transaction and compliance costs. Legal, accounting, regulatory, audit, and other third-party costs associated with the Offering, servicing, and ongoing compliance obligations.

Reserves and Liquidity

Proceeds may also be used to:

- Fund the Payment Reserve Account required under the Note, including an amount equal to at least one scheduled quarterly interest payment; and
- Replenish or establish additional reserves, including loss reserves or servicing reserves, as necessary to support operational and payment stability.

Restricted / Prohibited Uses

Unless otherwise disclosed in this Form C or permitted under the Promissory Note:

- Proceeds may not be used for dividends, equity distributions, or bonuses to equity holders, except within agreed limitations and only while all covenants are satisfied;
- Proceeds may not be used to acquire unrelated businesses or assets outside the scope of the Issuer's disclosed operations without prior approval where required;
- Proceeds may not be used to repay insider loans or affiliate obligations except as expressly disclosed and permitted under the Offering Documents.

Use of Net Proceeds: Legal & Accounting

Routine expenses, including legal, accounting, insurance, escrow, compliance, transfer agent, and banking-related costs, will be paid by the Issuer and may be funded from Offering proceeds as described above.

Financing Terms

The Issuer will pay certain fees in connection with this Offering:

- Origination Fee: The Issuer will pay a one-time fee equal to 5.00% of the total amount raised. This fee will be deducted from the Offering proceeds at the time of closing.
- Servicing Fee: The Issuer will pay an annual servicing fee equal to 0.50% of the total amount raised. This fee will be withheld from the Offering proceeds at closing and held in a reserve or custodial account and will be paid annually as earned over the term of the Note.
- Additional Fees: The Issuer is responsible for all third-party costs associated with the Offering, including legal, accounting, escrow, filing, and compliance-related expenses.

These fees reduce the amount of net proceeds available to the Issuer for business operations.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. Stephan Ng is the only director that also serves on the Issuer's governing board.

Full Name	Title
Stephan Andrew Ng	Chief Executive Officer / Director
Lynne Wander	Chief Operations Officer
Marco Sotela	Chief Deployment Officer
Chase Estrin	Chief of Staff

The Issuer also engages additional personnel, including engineers, legal counsel, and operational support, through a combination of full-time employees and independent contractors supporting deployment, engineering, and administrative functions.

Stephen Ng

Principal Occupation: Chief Executive Officer
Employer: Five Moon Technologies Inc.
Dates of Service: Oct 2019 - Present

Lynne Wander

Principal Occupation: Chief Operations Officer
Employer: Five Moon Technologies Inc.
Dates of Service: Nov 2024 – Present

Principal Occupation: Chief Operations Officer
Employer: UtilityAPI, Inc.
Dates of Service: Sept 2016 – Feb 2024

Marco Sotela

Principal Occupation: Chief Deployment Officer
Employer: Five Moon Technologies Inc.
Dates of Service: Jun 2024 – Present

Principal Occupation: Lead Program Manager
Employer: Tesla, Inc.
Dates of Service: Jun 2017 – Jun 2024

Chase Estrin

Principal Occupation: Chief of Staff
Employer: Five Moon Technologies Inc.
Dates of Service: Oct 2024 – Present

Principal Occupation: Independent Contractor
Employer: Klimate Consulting
Dates of Service: Aug 2024 – Oct 2024

Principal Occupation: Technical Program Manager
Employer: Northrop Grumman Corporation
Dates of Service: May 2012 – Apr 2023

Principal Security Holders

The following table sets forth, as of the most recent practicable date, each person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities.

Full Name	Type	Ownership
Stephan Andrew Ng	Stock	100

As of March 31, 2026, Mr. Ng beneficially owns approximately 7,896,770 shares of Common Stock, representing approximately 78.97% of the Issuer's outstanding Common Stock on a fully diluted basis, excluding the conversion of outstanding SAFEs.

No other individual beneficiary owns 20% or more of the Issuer's voting equity securities.

Important Note on Convertible Securities: The Issuer has issued approximately $1,575,000 of Simple Agreements for Future Equity ("SAFEs"), which are not currently voting securities but may convert into equity in future financing events. Upon conversion, these instruments will dilute existing ownership, including that of the principal stockholder.

Current Employees

As of the date of this Form C, the issuer currently has 4 full-time employees. In addition, the Issuer relies on a network of contractors and advisors across engineering, legal, operations, and business development functions to support ongoing product development and deployment activities.

Terms of the Offering

Summary

You are purchasing a promissory note (the "Note"), which is a debt instrument issued by the Issuer. Below is a summary of the principal terms of the Offering.

Security

- Instrument: Fixed-interest Working Capital Promissory Note
- Target Offering Amount: $110,000
- Maximum Offering Amount: $124,000
- Interest Rate: 9.60% per annum (fixed), calculated on a quarterly simple (non-compounding) basis
- Offering Period: April 23, 2026 through July 22, 2026
- Term: 36 months from the Issuance Date (the Issuance Date is the first day immediately following a valid closing)
- Prepayment: Permitted only on scheduled payment dates upon at least fifteen (15) business days' prior written notice, and subject to the terms of the Promissory Note
- Security / Collateral: The Notes are general unsecured obligations of the Issuer and are not secured by any specific collateral. Repayment of the Notes is expected to be supported by the Issuer's operations, including proceeds from reimbursement grants and future revenues generated from the Issuer's business activities, as described in the Offering Documents
- Subordination: The Notes are not currently subordinated to any existing indebtedness. However, the Notes may be subordinated to future senior indebtedness of the Issuer, including construction or project-level financing, as may be incurred in the ordinary course of the Issuer's business and as described in the Promissory Note and any related agreements
- Payment Reserve: A Payment Reserve Account will be established and funded at or prior to closing in an amount equal to at least one scheduled quarterly interest payment, to support payment obligations under the Note

The Notes are governed by a Promissory Note and Term Sheet, and, if applicable in the future a Subordination Agreement, each of which are incorporated by reference into this Form C.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions

Summary Description

This Offering is for a working-capital promissory note (the "Note") issued by the Issuer to provide short- to medium-term operating liquidity.

Proceeds are intended to fund eligible operating expenses that support the Issuer's clean-energy activities, including deployment, program administration, origination and servicing of underlying projects, technology and data systems, and other disclosed operating costs.

Use of proceeds is restricted to working-capital purposes described in the "Use of Proceeds" section of this Form C. Note proceeds may not be used for dividends, owner distributions, speculative investments, or repayment of unrelated indebtedness, except as expressly disclosed and permitted under the Offering Documents.

Repayment Terms

Interest-Only Structure: Accrued interest shall be payable in arrears on January 1, April 1, July 1, and October 1 of each calendar year (or the next business day), beginning with the first such date following the applicable Issuance Date. A stub interest period will apply for any initial partial quarter.

Balloon at Maturity: All outstanding principal, together with accrued and unpaid interest, shall be due in full on the Maturity Date.

Payment Waterfall: Payments shall be made in accordance with the Payment Waterfall described in this Form C and the Promissory Note, utilizing the Payment Reserve Account as required.

Collateral

The Notes are general unsecured obligations of the Issuer and are not secured by any specific collateral.

Repayment of the Notes is expected to be supported by the Issuer's business operations, including proceeds from reimbursement grants and future revenues generated from deployed assets and program activities. These sources of repayment do not constitute pledged collateral and do not create a security interest in favor of Noteholders.

In an unsecured structure, Investors have claims as general creditors of the Issuer, with no specific collateral backing the Notes beyond the Issuer's overall asset base and Program economics.

Subordination / Interaction with Future Financing

The Notes are not currently subordinated to any existing indebtedness.

However, the Issuer may incur future senior indebtedness, including construction financing, warehouse facilities, or other project-level debt. In such cases, the Notes may be subordinated to such future indebtedness pursuant to a subordination or intercreditor agreement, and senior creditors may have priority claims on revenues, receivables, or other assets of the Issuer.

Use of Proceeds Restrictions

Net proceeds from the Note will be used to provide working capital to support the Issuer's Program / Business operations as disclosed in the Form C.

Permitted Uses:

- Program origination and deployment
- Operating expenses
- Portfolio support (receivables, advances, program assets)
- Transaction and compliance costs

Reserves and Liquidity:

- Proceeds may be used to fund the Payment Reserve Account and other operational reserves required to support program stability.

Restricted Uses:

- No dividends or equity distributions (except within disclosed limits)
- No unrelated acquisitions
- No repayment of insider or affiliate obligations unless disclosed

Payment Waterfall

Distributions from the Payment Reserve Account and project cash flows will follow this order of priority:

1. Payment of administrative and compliance expenses
2. Accrued interest payable to Investors
3. Principal repayment to Investors
4. Replenishment of the Payment Reserve Account
5. Residual amounts to the Issuer, provided no default exists

Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Notes shall become immediately due and payable, without prepayment penalty, in accordance with the terms of the Promissory Note.

"Change of Control" means any of the following:

- The sale, transfer, or other disposition of all or substantially all of the Issuer's assets or equity;
- A change in ownership of more than fifty percent (50%) of the voting power of the Issuer; or
- Any merger, consolidation, or reorganization in which the persons or entities that controlled the Issuer immediately prior to such transaction do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default

Excluding force majeure, "Event of Default" includes, without limitation, the following:

- Failure to pay any principal or interest when due;
- Breach of any material covenant, obligation, or representation under the Promissory Note or Offering Documents;
- Commencement by or against the Issuer of any insolvency, bankruptcy, reorganization, or similar proceeding (which, in the case of an involuntary proceeding, is not dismissed within sixty (60) days);
- Any materially false or misleading statement made in connection with the Offering;
- Improper or unauthorized use of Offering proceeds;
- Dissolution, liquidation, or loss of good standing of the Issuer; or
- Any other material violation of the Promissory Note or Offering Documents.

Notice of Default

The Issuer shall provide written notice to the Administrative Agent promptly, and in any event within five (5) business days, after becoming aware of any Event of Default or any material adverse event that could reasonably be expected to result in an Event of Default.

Remedies

Following the expiration of any applicable cure period which shall be thirty (30) days unless otherwise specified in the Promissory Note, the Administrative Agent, acting on behalf of the Noteholders, may exercise any remedies available under the Promissory Note and applicable law, including:

- Declaring all outstanding principal and accrued interest immediately due and payable (acceleration);
- Applying available funds, including amounts held in the Payment Reserve Account, in accordance with the Payment Waterfall; and
- Exercising creditor rights and remedies consistent with the unsecured nature of the Notes and any applicable subordination arrangements.

If the Notes become subject to a Subordination Agreement, payments to Noteholders may be restricted or deferred during any applicable senior lender enforcement or blockage period.

Description of Securities

The securities offered are promissory notes (the "Notes"), representing fixed-interest debt obligations of the Issuer.

Noteholders are creditors of the Issuer and do not have any ownership or equity interest. The Notes do not provide for any equity participation, conversion rights, or profit-sharing features.

The Notes are general unsecured obligations of the Issuer. In the event of bankruptcy or liquidation, Noteholders will rank:

- Junior to secured creditors and any future senior indebtedness of the Issuer;
- Pari passu with other unsecured creditors of the Issuer; and
- Senior to equity holders.

Repayment of the Notes is not guaranteed and depends on the Issuer's financial performance, available cash flows, and compliance with the terms of the Offering Documents.

Limitations on Voting Rights

Noteholders will not have any voting rights or management rights with respect to the Issuer.

In the event of insolvency or bankruptcy, Noteholders may have rights as creditors under applicable law, including the ability to participate in creditor proceedings.

Modification and Termination

Following the issuance of the Notes, the terms of the Notes may not be amended, modified, or waived except as provided in the Promissory Note, which may require the consent of the Administrative Agent and/or a specified percentage of Noteholders.

Prior to closing, any material change to the Offering will be communicated to investors, and investors will be provided the opportunity to reconfirm their investment decisions in accordance with Regulation Crowdfunding requirements..

Transfer Restrictions Under Regulation CF

The Notes are subject to transfer restrictions under Regulation Crowdfunding.

During the one-year period following the date of purchase, the Notes may not be transferred by any purchaser except:

- to the Issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a family member, trust, or in connection with the death, divorce, or similar circumstance of the purchaser.

After the one-year holding period, transfers may be permitted subject to applicable law and any reasonable requirements imposed by the Issuer to maintain accurate ownership records and compliance with securities laws.

Valuation Methodology

The Notes are issued at par value, representing the principal amount invested by each investor.

The Notes bear a fixed annual interest rate of 9.60% per annum, calculated on a quarterly simple (non-compounding) basis, consistent with the terms set forth in the Promissory Note and Offering Documents.s.

Past Exempt Offerings

The Issuer has not conducted any prior exempt securities offerings.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and are included as exhibits to this Form C.

The discussion below is based on the Issuer's historical financial results and should be read together with the financial statements and related notes.

Financial Milestones & Anticipated Revenues

For the year ended December 31, 2025, the Issuer generated $78,775 in revenue.

The Issuer is in an early stage of operations and has not yet achieved profitability. Future revenues are expected to be derived from deployment of electric vehicle charging infrastructure and participation in utility and incentive programs; however, there can be no assurance that such revenues will be realized as anticipated.

Cash Flows

For the year ended December 31, 2025:

- Net cash used in operating activities was approximately $(1,196,481)
- Net cash used in investing activities was approximately $(2,228)
- Net cash provided by financing activities was approximately $1,416,470

For the month ended January 31, 2026:

- Net cash used in operating activities was approximately $(216,134)
- Net cash provided by financing activities was approximately $175,000

The Issuer has historically funded operations through equity financing.

Liquidity and Capital Resources

As of December 31, 2025, the Issuer held $248,965 in cash.

As of January 31, 2026, the Issuer held $208,901 in cash.

For the year ended December 31, 2025, the Issuer reported a net loss of $(1,230,348).

For the month ended January 31, 2026, the Issuer reported a net loss of $(217,454).

The Issuer has incurred recurring losses and negative cash flows from operations and expects to continue to require external financing to support its operations and growth.

Use of Funds for This Offering

The proceeds from this Offering are expected to be used for working capital and general corporate purposes, including operating expenses, deployment-related costs, and other uses as described in the "Use of Proceeds" section of this Form C.

The Offering is intended in part to support the timing mismatch between incurred expenses and anticipated reimbursement or revenue generation.

Capitalization and Indebtedness

As of December 31, 2025:

- Total liabilities were approximately $66,924
- Accounts payable totaled approximately $52,837
- Short-term debt totaled approximately $2,000

The Issuer has raised capital through equity-linked instruments, including:

- SAFE investments of approximately $1,455,000
- Additional shareholder contributions of approximately $197,872

As of January 31, 2026:

- SAFE balances increased to approximately $1,480,000
- Additional shareholder contributions increased to approximately $347,872

The Issuer has limited traditional debt obligations as of the date of this Form C but may incur additional indebtedness in the future.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: www.moonfive.tech.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through a one-time origination fee equal to 5.00% of the total Offering Amount, payable at closing; and an annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Additional Administrative and Setup Fees. The Issuer is responsible for certain administrative and platform-related fees in connection with the Offering, which may include, but are not limited to, account setup, platform onboarding, and regulatory filing support. Certain of these fees are retained by Climatize as compensation for services provided.

Third-Party Costs and Expenses. The Issuer is also responsible for third-party costs associated with the Offering, including, but not limited to, escrow account setup, background checks, and accounting or audit services. Such costs may be paid directly by the Issuer or paid by Climatize on behalf of the Issuer and reimbursed. These costs may be incurred regardless of whether the Offering closes.

Cancellation Fee. In the event the Issuer elects to cancel or withdraw the Offering prior to closing, the Issuer shall be required to pay Climatize: (i) a cancellation fee equal to 5.00% of the total amount of investor commitments received as of the cancellation date, plus 0.50% of such amount representing servicing fees; (ii) all applicable administrative and platform-related fees, including but not limited to account setup, onboarding, and regulatory filing support; and (iii) all third-party costs and expenses incurred in connection with the Offering.

Such amounts shall be payable by the Issuer regardless of whether the Offering closes and do not affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements.

Compliance Failures

The Issuer represents that it has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. The Intermediary has not independently verified this representation beyond reasonable checks based on publicly available EDGAR filings and information provided by the Issuer.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on shareholder loans and new financing. Delays in securing follow-on capital could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Energy storage policies, interconnection requirements, and utility contracting rules may change. Adverse developments could impact project feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Unsecured Structure Risk

The Notes are general unsecured obligations of the Issuer and are not secured by any specific collateral. As a result, Investors rely on the Issuer's overall financial condition and cash flows for repayment. In the event of a default, Investors may have limited recovery and may rank behind secured creditors, if any.

Grant Reimbursement Risk

A portion of the Issuer's expected cash flows may depend on reimbursement grants and incentive programs. Such reimbursements may be delayed, reduced, or denied due to administrative requirements, compliance issues, or changes in program rules. Any disruption in these expected reimbursements could adversely affect the Issuer's ability to meet its payment obligations under the Notes.

Program Revenue Risk

Repayment of the Notes is expected to be supported in part by revenues generated from the Issuer's operations, including deployment of assets and participation in energy and utility programs. These revenues are subject to operational performance, market conditions, and third-party counterparties, and may not be realized as expected. Lower-than-anticipated revenues could impair the Issuer's ability to repay the Notes.

Future Subordination Risk

The Notes may be subordinated to future indebtedness incurred by the Issuer, including construction or project-level financing. In such cases, senior creditors may have priority over cash flows and assets, and payments to Investors may be delayed or reduced.

Payment Reserve Limitations

The Payment Reserve Account is expected to be funded in an amount equal to approximately one quarterly interest payment. This reserve is limited and may not be sufficient to cover multiple payment periods, delays in revenue generation, or adverse events. Once depleted, Investors will rely solely on the Issuer's available cash flows for repayment.

Administrative Agent Limitation Risk

Climatize acts solely in an administrative capacity on behalf of Investors and does not act as a fiduciary, investment advisor, or guarantor. Climatize does not control Issuer operations or cash flows and may rely on information provided by the Issuer. As a result, Investors may have limited recourse through the Administrative Agent in the event of underperformance or default.

Early-Stage Operational Risk

The Issuer is in a growth and deployment phase and may not have an established operating history at scale. Execution risks, including delays in deployment, cost overruns, or operational inefficiencies, could adversely affect performance and repayment capacity.

Exhibit A – Promissory Note

(The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Exhibit B – Term Sheet

(The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the investor. An investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow facilitator, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Repayment Schedule

The repayment schedule can be found in the Table below showing the potential repayment schedule for the target and maximum amounts based upon an Issuance Date of July 22, 2026.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Target Amount	110,000.00							
Funding Date	7/22/26							
Pay #	Pay Date	Beg Balance	Pay Amount	Add Pay	Total Pay	Principal	Interest	Ending Principal
1	10/1/26	110,000.00	2,054.14		2,054.14	-	2,054.14	110,000.00
2	1/1/27	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
3	4/1/27	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
4	7/1/27	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
5	10/1/27	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
6	1/1/28	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
7	4/1/28	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
8	7/1/28	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
9	10/1/28	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
10	1/1/29	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
11	4/1/29	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
12	7/1/29	110,000.00	2,640.00		2,640.00	-	2,640.00	110,000.00
13	10/1/29	110,000.00	112,640.00		112,640.00	110,000.00	2,640.00	-
		Total	143,734.14	-	143,734.14	110,000.00	33,734.14	

Maximum Amount	124,000.00							
Funding Date	7/22/26							
Pay #	Pay Date	Beg Balance	Pay Amount	Add Pay	Total Pay	Principal	Interest	Ending Principal
1	10/1/26	124,000.00	2,315.57		2,315.57	-	2,315.57	124,000.00
2	1/1/27	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
3	4/1/27	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
4	7/1/27	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
5	10/1/27	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
6	1/1/28	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
7	4/1/28	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
8	7/1/28	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
9	10/1/28	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
10	1/1/29	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
11	4/1/29	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
12	7/1/29	124,000.00	2,976.00		2,976.00	-	2,976.00	124,000.00
13	10/1/29	124,000.00	126,976.00		126,976.00	124,000.00	2,976.00	-
		Total	162,027.57	-	162,027.57	124,000.00	38,027.57	

Appendix 3 – Financial Statements

Management Report

Moon Five Technologies Inc.
For the period ended January 31, 2026

Prepared on
March 5, 2026

Table of Contents

Profit and Loss

January 2026

	Total
INCOME	
Total Income	
COST OF GOODS SOLD	
5150 Costs of Goods Sold - Labor Contractor	14,004.85
Total Cost of Goods Sold	**14,004.85**
GROSS PROFIT	**-14,004.85**
EXPENSES	
6000 Payroll Expenses	
6110 Salaries & Wages	75,471.32
6115 Payroll Taxes	3,995.86
6120 Benefits	4,823.12
6210 Payroll Fees	388.40
Total 6000 Payroll Expenses	**84,678.70**
7200 Facilities	
7240 Insurance Expense	704.98
7250 Rent Expense	9,195.25
7270 Equipment Supplies	1,364.25
7280 Office Expenses	2,049.98
Total 7200 Facilities	**13,314.46**
7300 Travel & Entertainment	
7330 Ground Transportation	146.58
7340 Meals and Entertainment	23.36
Total 7300 Travel & Entertainment	**169.94**
7400 Professional Fees	
7410 Accounting & Tax Filing Fees	8,437.75
7480 Consulting Expense	10,437.50
7482 Electrical Engineering	35,155.19
7484 Freelance Designing	16,981.59
Total 7480 Consulting Expense	**62,574.28**
Total 7400 Professional Fees	**71,012.03**
7500 Marketing	
7520 Advertising & Promotion	7,227.94
Total 7500 Marketing	**7,227.94**
7600 Administrative Expenses	
7610 Bank Service Charges	132.66
7630 Software Services	
7631 Application software	647.70
7632 Domain names	710.06
7633 Dues and Subscription	1,504.51

	Total
7635 Office Tools	960.89
Total 7630 Software Services	**3,823.16**
Total 7600 Administrative Expenses	**3,955.82**
7800 Uncategorized Expense	23,821.83
Total Expenses	**204,180.72**
NET OPERATING INCOME	**-218,185.57**
OTHER INCOME	
8000 Other Income	824.42
Total Other Income	**824.42**
OTHER EXPENSES	
7900 Depreciation Expense	92.87
Total Other Expenses	**92.87**
NET OTHER INCOME	**731.55**
NET INCOME	**$ -217,454.02**

Balance Sheet

As of January 31, 2026

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Beneficial State Bank	1,476.84
1020 Fremont Bank - 9974	4,073.96
1030 Mercury Checking •• 4063 - 1	187,025.55
1050 Mercury Treasury - 2	16,324.53
Total Bank Accounts	**208,900.88**
Other Current Assets	
1400 Prepaid Expenses	5,926.45
Total Other Current Assets	**5,926.45**
Total Current Assets	**214,827.33**
Fixed Assets	
1610 Computer Equipment	
1611 Computer Equipment - Orig cost	4,800.37
1612 Computer Equipment - Accum Depr	-1,645.43
Total 1610 Computer Equipment	**3,154.94**
Total Fixed Assets	**3,154.94**
Other Assets	
1720 Vendor Deposits	2,040.00
Total Other Assets	**2,040.00**
TOTAL ASSETS	**$220,022.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	58,471.88
Total Accounts Payable	**58,471.88**
Credit Cards	
Ramp Card	6,907.65
Total Credit Cards	**6,907.65**
Other Current Liabilities	
2400 Short-term Loan Payable	2,000.00
Total Other Current Liabilities	**2,000.00**
Total Current Liabilities	**67,379.53**
Total Liabilities	**67,379.53**
Equity	
3030 SAFE	1,480,000.00
3500 Shareholder Contribution	347,872.30

	Total
3900 Retained Earnings	-1,457,775.54
Net Income	-217,454.02
Total Equity	**152,642.74**
TOTAL LIABILITIES AND EQUITY	**$220,022.27**

Statement of Cash Flows

January 2026

	Total
OPERATING ACTIVITIES	
Net Income	-217,454.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Prepaid Expenses	771.31
1612 Computer Equipment:Computer Equipment - Accum Depr	92.87
2000 Accounts Payable (A/P)	5,634.50
Ramp Card	-5,178.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,320.04**
Net cash provided by operating activities	**-216,133.98**
INVESTING ACTIVITIES	
1710 Security Deposit	1,070.00
Net cash provided by investing activities	**1,070.00**
FINANCING ACTIVITIES	
3030 SAFE	25,000.00
3500 Shareholder Contribution	150,000.00
Net cash provided by financing activities	**175,000.00**
NET CASH INCREASE FOR PERIOD	**-40,063.98**
Cash at beginning of period	248,964.86
CASH AT END OF PERIOD	**$208,900.88**

Management Report

Moon Five Technologies Inc.
For the period ended December 31, 2025

Prepared on
March 5, 2026

Table of Contents

Profit and Loss

	Total
INCOME	
4000 Sales	78,775.11
Total Income	**78,775.11**
COST OF GOODS SOLD	
5150 Costs of Goods Sold - Labor Contractor	34,021.51
Total Cost of Goods Sold	**34,021.51**
GROSS PROFIT	**44,753.60**
EXPENSES	
6000 Payroll Expenses	
6110 Salaries & Wages	410,621.95
6115 Payroll Taxes	19,376.53
6120 Benefits	20,672.73
6125 Reimbursements	521.00
6210 Payroll Fees	3,094.20
6250 Contractor Expense	58,125.83
6260 FUTA	13.50
6270 UI Taxes	131.13
Total 6000 Payroll Expenses	**512,556.87**
7200 Facilities	
7210 Computer Supplies & SW	3,069.18
7225 Telephone & Internet Access	111.01
7240 Insurance Expense	2,832.06
7250 Rent Expense	12,228.26
7270 Equipment Supplies	99,486.48
7280 Office Expenses	14,841.29
7290 Shipping and Postage	853.64
Total 7200 Facilities	**133,421.92**
7300 Travel & Entertainment	
7330 Ground Transportation	2,255.07
7340 Meals and Entertainment	6,743.42
7350 Parking	67.25
7360 Airfare	1,541.39
7370 Hotel	3,452.12
7380 Others	209.98
Total 7300 Travel & Entertainment	**14,269.23**
7400 Professional Fees	
7410 Accounting & Tax Filing Fees	32,999.25
7420 Legal Fees	125,405.40
7480 Consulting Expense	229,712.31
7482 Electrical Engineering	113,500.51

	Total
7484 Freelance Designing	57,179.90
Total 7480 Consulting Expense	**400,392.72**
Total 7400 Professional Fees	**558,797.37**
7500 Marketing	
7520 Advertising & Promotion	77.72
7540 Event Expense	640.00
7550 Conference and Seminars	750.00
Total 7500 Marketing	**1,467.72**
7600 Administrative Expenses	
7610 Bank Service Charges	1,854.96
7620 Licenses and Permits	6,834.75
7630 Software Services	122.99
7631 Application software	12,169.95
7632 Domain names	4,786.13
7633 Dues and Subscription	24,781.74
7635 Office Tools	8,899.35
Total 7630 Software Services	**50,760.16**
7640 Recruitment Expense	58.00
Total 7600 Administrative Expenses	**59,507.87**
7800 Uncategorized Expense	-342.53
Total Expenses	**1,279,678.45**
NET OPERATING INCOME	-1,234,924.85
OTHER INCOME	
8000 Other Income	6,806.76
Total Other Income	**6,806.76**
OTHER EXPENSES	
7900 Depreciation Expense	922.53
7990 Taxes	1,307.00
Total Other Expenses	**2,229.53**
NET OTHER INCOME	4,577.23
NET INCOME	$ -1,230,347.62

Balance Sheet

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 Beneficial State Bank	1,476.84
1020 Fremont Bank - 9974	4,073.96
1030 Mercury Checking •• 4063 - 1	37,781.29
1050 Mercury Treasury - 2	205,632.77
Total Bank Accounts	**248,964.86**
Other Current Assets	
1400 Prepaid Expenses	6,697.76
Total Other Current Assets	**6,697.76**
Total Current Assets	**255,662.62**
Fixed Assets	
1610 Computer Equipment	
1611 Computer Equipment - Orig cost	4,800.37
1612 Computer Equipment - Accum Depr	-1,552.56
Total 1610 Computer Equipment	**3,247.81**
Total Fixed Assets	**3,247.81**
Other Assets	
1710 Security Deposit	1,070.00
1720 Vendor Deposits	2,040.00
Total Other Assets	**3,110.00**
TOTAL ASSETS	**$262,020.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	52,837.38
Total Accounts Payable	**52,837.38**
Credit Cards	
Ramp Card	12,086.29
Total Credit Cards	**12,086.29**
Other Current Liabilities	
2400 Short-term Loan Payable	2,000.00
Total Other Current Liabilities	**2,000.00**
Total Current Liabilities	**66,923.67**
Total Liabilities	**66,923.67**
Equity	
3030 SAFE	1,455,000.00

	Total
3500 Shareholder Contribution	197,872.30
3900 Retained Earnings	-227,427.92
Net Income	-1,230,347.62
Total Equity	**195,096.76**
TOTAL LIABILITIES AND EQUITY	**$262,020.43**

Statement of Cash Flows

January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-1,230,347.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Prepaid Expenses	-6,413.02
1612 Computer Equipment:Computer Equipment - Accum Depr	922.53
2000 Accounts Payable (A/P)	25,271.28
Ramp Card	12,086.29
2400 Short-term Loan Payable	2,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**33,867.08**
Net cash provided by operating activities	**-1,196,480.54**
INVESTING ACTIVITIES	
1611 Computer Equipment:Computer Equipment - Orig cost	-1,158.22
1710 Security Deposit	-1,070.00
Net cash provided by investing activities	**-2,228.22**
FINANCING ACTIVITIES	
3030 SAFE	1,325,000.00
3500 Shareholder Contribution	91,470.03
Net cash provided by financing activities	**1,416,470.03**
NET CASH INCREASE FOR PERIOD	**217,761.27**
Cash at beginning of period	31,203.59
CASH AT END OF PERIOD	**$248,964.86**

Moon Five Technologies Inc.
Balance Sheet
As of December 31, 2024

	Dec 2024
ASSETS	
Current Assets	
Bank Accounts	
1010 Beneficial State Bank	7,468.59
1020 Fremont Bank - 9974	23,735.00
Total Bank Accounts	**$ 31,203.59**
Other Current Assets	
1400 Prepaid Expenses	284.74
1450 Advance to Informal	2,040.00
Total Other Current Assets	**$ 2,324.74**
Total Current Assets	**$ 33,528.33**
Fixed Assets	
1610 Computer Equipment	0.00
1611 Computer Equipment - Orig cost	3,642.15
1612 Computer Equipment - Accum Depr	-630.03
Total 1610 Computer Equipment	**$ 3,012.12**
Total Fixed Assets	**$ 3,012.12**
TOTAL ASSETS	**$ 36,540.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	25,104.00
Total Accounts Payable	**$ 25,104.00**
Other Current Liabilities	
2300 Payroll Liabilities	0.00
2301 Payroll Salaries	0.00
2302 Payroll Taxes	0.00
Total 2300 Payroll Liabilities	**$ 0.00**
Total Other Current Liabilities	**$ 0.00**
Total Current Liabilities	**$ 25,104.00**
Total Liabilities	**$ 25,104.00**
Equity	
3030 SAFE	0.00
3031 Steven Moreland	10,000.00
3032 Thomas O'Keefe	10,000.00
3033 Jeffrey Patterson	10,000.00
3034 Christian Kennedy	20,000.00
3035 Coati Capital LLC	15,000.00
3036 Jennifer Wong	10,000.00
3037 Andrew Letton	10,000.00
3038 Kathy Li	10,000.00
3039 Marine Thibault	10,000.00
3040 Lucks-West Family Trust	25,000.00
Total 3030 SAFE	**$ 130,000.00**
3500 Shareholder Contribution	106,402.27
3900 Retained Earnings	-11,140.67
Net Income	-213,825.15
Total Equity	**$ 11,436.45**
TOTAL LIABILITIES AND EQUITY	**$ 36,540.45**

Moon Five Technologies Inc.
Profit and Loss
January - December 2024

	Total
Income	
Total Income	**$ 0.00**
Gross Profit	**$ 0.00**
Expenses	
6000 Payroll Expenses	0.00
6110 Gross Salaries	1,500.00
6140 Payroll Taxes	130.01
6210 Payroll Fees	150.00
Total 6000 Payroll Expenses	**$ 1,780.01**
7200 Facilities	0.00
7210 Computer Supplies & SW	660.40
7225 Telephone & Internet Access	806.52
7240 Insurance Expense	647.28
7250 Rent Expense	555.00
7270 Equipment Supplies	48,660.29
7290 Shipping and Postage	571.77
Total 7200 Facilities	**$ 51,901.26**
7300 Travel & Entertainment	0.00
7330 Ground Transportation	1,573.19
7340 Meals and Entertainment	12.51
7350 Parking	3.55
7360 Airfare	3,264.76
7370 Hotel	4,619.15
Total 7300 Travel & Entertainment	**$ 9,473.16**
7400 Professional Fees	68,102.40
7410 Accounting & Tax Filing Fees	1,556.00
7480 Consulting Expense	0.00
7482 Electrical Engineering	31,123.50
7484 Freelance Designing	30,009.15
Total 7480 Consulting Expense	**$ 61,132.65**
Total 7400 Professional Fees	**$ 130,791.05**
7500 Marketing	0.00
7520 Advertising & Promotion	287.67
7550 Conference and Seminars	720.00
7555 Event Expense	3,135.02
Total 7500 Marketing	**$ 4,142.69**
7600 Administrative Expenses	0.00
7610 Bank Service Charges	125.00
7620 Licenses and Permits	136.00
7625 Recruitment Expense	75.00
7630 Software Services	0.00
7631 Application software	4,769.15
7632 Domain names	1,903.89
7633 Dues and Subscription	1,725.36
7635 Office Tools	5,084.60
Total 7630 Software Services	**$ 13,483.00**
Total 7600 Administrative Expenses	**$ 13,819.00**
Total Expenses	**$ 211,907.17**
Net Operating Income	**-$ 211,907.17**
Other Expenses	
7900 Depreciation Expense	630.03
7990 Taxes	1,287.95
Total Other Expenses	**$ 1,917.98**
Net Other Income	**-$ 1,917.98**
Net Income	**-$ 213,825.15**

Moon Five Technologies Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-213,825.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1400 Prepaid Expenses	763.00
1450 Advance to Informal	-2,040.00
1612 Computer Equipment:Computer Equipment - Accum Depr	630.03
2000 Accounts Payable (A/P)	25,104.00
2301 Payroll Liabilities:Payroll Salaries	0.00
2302 Payroll Liabilities:Payroll Taxes	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 24,457.03
Net cash provided by operating activities	-$ 189,368.12
INVESTING ACTIVITIES	
1611 Computer Equipment:Computer Equipment - Orig cost	-3,642.15
Net cash provided by investing activities	-$ 3,642.15
FINANCING ACTIVITIES	
3031 SAFE:Steven Moreland	10,000.00
3032 SAFE:Thomas O'Keefe	10,000.00
3033 SAFE:Jeffrey Patterson	10,000.00
3034 SAFE:Christian Kennedy	20,000.00
3035 SAFE:Coati Capital LLC	15,000.00
3036 SAFE:Jennifer Wong	10,000.00
3037 SAFE:Andrew Letton	10,000.00
3038 SAFE:Kathy Li	10,000.00
3039 SAFE:Marine Thibault	10,000.00
3040 SAFE:Lucks-West Family Trust	25,000.00
3500 Shareholder Contribution	86,402.27
Net cash provided by financing activities	$ 216,402.27
Net cash increase for period	$ 23,392.00
Cash at beginning of period	7,811.59
Cash at end of period	$ 31,203.59

Appendix 4 – Material Information















Goal

Bringing reliable EV charging to 20+ multifamily communities across California, this project expands access to clean transportation for thousands of renters. Supported by a California Energy Commission REACH 3.0 grant, proceeds will accelerate deployment by funding equipment and installation ahead of reimbursement and revenue generation. By leveraging EV batteries and intelligent energy management, the platform is designed to reduce charging costs, with estimated savings averaging $800 per year and up to $14,000 for high-usage drivers, while scaling EV access where it matters most, at home.

Berkeley, CA

Loan Type: INTEREST_ONLY

Payment Cadence: QUARTERLY

Interest: 9.6%

Term: 36 months

Goal: $ 124000

Investors: 0

Minimum Goal: $ 110000

Funded: $ 0

Project Timeline

Cancellation	7/20/2026, 11:59:00 PM
Funding	7/22/2026, 11:59:00 PM
Term Conversion (distributions start)	10/1/2026, 11:59:00 PM
Maturity (distributions end)	10/1/2029, 11:59:00 PM

(all times are local)

Financial Details

36-month interest-only loan that pays investors quarterly interest payments at an annual rate of 9.6%, scheduled for January 1, April 1, July 1, and October 1 following the funding date. Principal is paid at maturity.

Financial Documents

No financial documents.

Payment Schedule

No payment schedule generated.

Moon Five

Moon Five exists because the shift to electric shouldn't depend on where you live, what you drive, or who owns your building. We design and deploy EV charging systems that work for renters and property owners alike. Hardware that's tough enough for real-world use and software that makes managing it effortless. Our mission is simple: remove every barrier between people and living a more sustainable life.

Team Members

Stephan Ng
Chief Executive Officer

Marco Sotela
Chief Deployment Officer

Chase Estrin
Grant Admin

Lynne Wander
Chief Operations Officer

Impact Statement (shown in welcome email)

Expanding EV charging access for renters by bringing scalable, grid-connected infrastructure to the places people call home.